Exhibit 99.1

Oriental Culture Holding LTD. Announces Strategic Transition to Supporting Services for Third Party Art and Collectible Platforms

Hong Kong, China, July 23, 2026 - Oriental Culture Holding LTD. (“Oriental Culture” or the “Company”) (NASDAQ: OCG), an online service provider of collectibles and artworks, today announced that its Board of Directors has approved a strategic transition of its main business from online provider of collectibles and artwork e-commerce services to the supporting services for third party art and collectible platforms.

In response to recent development in art and collectible trading industry in China, the Company has carefully reviewed its overall business development strategy and plans to further develop and expand its supporting services for the art and collectible trading platform to transition its main business towards supporting service-oriented business for third party trading platforms.

Through its wholly owned operating subsidiaries in China, the Company will develop three core business segments: (i) technology support services, (ii) cultural and art products warehousing and custodianship services, and (iii) real estate operations, while continue to expand its ancillary services related to art appraisal and grading. Among these, the technology support services and cultural art warehousing and custodianship segments are built upon the Company’s existing long-term cooperative relationship in the industry, which have been generating stable and recurring cash flows for the Company. Leveraging its experience in trading platform development, operation and maintenance, and professional cultural art warehousing and logistics, the Company believes it will be able to provide third party trading platforms, shopping malls, and other institutional clients with standardized, fully integrated supporting services—covering platform development, day-to-day operations, and art warehousing and custodianship—to establish a solid revenue backbone for the Company.

The real estate operations will be mainly conducted through leasing out our self-owned properties to third parties to deliver supplementary revenue to the Company.

“This strategic transition into a supporting service-oriented business for third party trading platforms marks an important moment for the Company,” said Mr. Yi Shao, the Chief Executive Officer of the Company, “building from our existing operational capacity and supporting services as the foundation, this new strategy will create pathways for new business, diversify our revenue stream, and lay the groundwork for long-term value creation for our shareholders. We believe this is the right move at the right time to secure the Company’s future and unlock new opportunities for sustainable growth.” Mr. Shao concluded.

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of various kinds of collectibles and artworks and certain commodities on our online platform owned by our subsidiary in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance services to our customers and third-party platforms in China.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 3579-5532